
05000947


SEC MAIL
PROCESSING
WASH., D.C.
202
SECTION

PE 12/31/04



ATHEROGENICS, INC.℠

8995 Westside Parkway
Alpharetta, GA 30004

www.atherogenics.com

Board Of Directors

Michael A. Henos[2]
Chairman of the Board, AtheroGenics
Managing Partner, Alliance Technology Ventures

R. Wayne Alexander, M.D., Ph.D.[3]
Co-Founder, AtheroGenics
Chairman, Department of Medicine, Emory University School of Medicine

David Bearman[1]
Executive Vice President and Chief Financial Officer, Hughes Supply, Inc.

Vaughn D. Bryson[2,3]
President, Clinical Products, Inc.
Retired President and Chief Executive Officer, Eli Lilly and Company

T. Forcht Dagi, M.D.[1]
Managing Partner, Cordova Ventures

Russell M. Medford, M.D., Ph.D.
President, Chief Executive Officer and Co-Founder, AtheroGenics

Arthur M. Pappas[3]
Chairman and Chief Executive Officer, A.M. Pappas & Associates

William A. Scott, Ph.D.[1]
Consultant, Former Senior Vice President, Bristol-Myers Squibb

Stephen G. Sudovar[1]
Consultant, Former President and Chief Executive Officer, EluSys Therapeutics, Inc.

Company Officers

Russell M. Medford, M.D., Ph.D.
President, Chief Executive Officer and Co-Founder

Mark P. Colonnese
Senior Vice President, Finance and Administration, *Chief Financial Officer*

Robert A. D. Scott, M.D.
Senior Vice President, Clinical Development and Regulatory Affairs, *Chief Medical Officer*

Martin A. Wasserman, Ph.D.
Senior Vice President, Discovery Research, *Chief Scientific Officer*

W. Charles Montgomery, Ph.D.
Vice President, Business Development

Charles A. Deignan
Senior Director, Finance and Administration, *Assistant Secretary*

1 Member, Audit Committee
2 Member, Compensation Committee
3 Member, Corporate Governance & Nominating Committee

SEC Form 10-K

Shareholders of record may obtain without charge a copy of our annual report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, by writing to:

Investor Relations Department
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004

A copy of AtheroGenics' annual report on Form 10-K is also available without charge at AtheroGenics' website: www.atherogenics.com

Stock Information

Stock symbol – AGIX
Trading market – NASDAQ

Investor Relations

Donna L. Glasky
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004
Telephone: 678-336-2500
Facsimile: 678-336-2501
Email: investor@atherogenics.com
Website: www.atherogenics.com

Transfer Agent Registrar

American Stock Transfer & Trust
Shareholder Services Department
40 Wall Street, 46th Floor
New York, NY 10005
Telephone: 800-937-5449

Independent Registered Public Accounting Firm

Ernst & Young LLP
600 Peachtree Street, Ste. 2800
Atlanta, GA 30308

Annual Meeting

Annual Meeting of Shareholders
Wednesday, April 27, 2005
9 a.m. Eastern
Grand Hyatt Atlanta
3300 Peachtree Road
Atlanta, GA 30305

designed and produced by SEE SEE EYE / Atlanta

Management's Annual Report on Internal Control over Financial Reporting

Management of AtheroGenics, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. AtheroGenics' internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. AtheroGenics' internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of AtheroGenics;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of AtheroGenics are being made only in accordance with authorizations of management and directors of AtheroGenics; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of AtheroGenics' assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of AtheroGenics' internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Based on our assessment and those criteria, management believes that AtheroGenics maintained effective internal control over financial reporting as of December 31, 2004.

AtheroGenics' independent registered public accounting firm has issued an attestation report on management's assessment of AtheroGenics' internal control over financial reporting which is included herein.

Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Common Stock Information

Our common stock is traded on the Nasdaq National Market under the symbol "AGIX." The following table sets forth the range of high and low reported last sale price per share of our common stock as quoted on the Nasdaq National Market for each period indicated.

	Common Stock	
	High	Low
Year ended December 31, 2004		
First quarter	$ 23.00	$ 14.60
Second quarter	25.91	18.41
Third quarter	38.00	13.50
Fourth quarter	36.73	23.24
Year ended December 31, 2003		
First quarter	$ 9.84	$ 6.41
Second quarter	15.11	8.79
Third quarter	18.65	12.12
Fourth quarter	18.43	13.15

As of March 1, 2005, there were approximately 6,500 holders of our common stock. This number includes beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Dividend Policy

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors and Shareholders of AtheroGenics, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that AtheroGenics, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AtheroGenics, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that AtheroGenics, Inc. maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AtheroGenics, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of AtheroGenics, Inc. as of December 31, 2004 and 2003, and the related statements of operations, shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 16, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Atlanta, Georgia
March 16, 2005

Report of Independent Registered Public Accounting Firm on Financial Statements

The Board of Directors and Shareholders
AtheroGenics, Inc.

We have audited the accompanying balance sheets of AtheroGenics, Inc. as of December 31, 2004 and 2003, and the related statements of operations, shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AtheroGenics, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AtheroGenics, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Atlanta, Georgia
March 16, 2005

	Gross	Sublease Income	Net
2005	$ 1,315,874	$ 200,486	$ 1,115,388
2006	1,334,435	—	1,334,435
2007	1,317,857	—	1,317,857
2008	1,176,536	—	1,176,536
2009	196,089	—	196,089
Thereafter	—	—	—
	$ 5,340,791	$ 200,486	$ 5,140,305

Rent expense under operating leases amounted to $1,050,333, $1,026,495 and $984,043 in 2004, 2003 and 2002, respectively.

In July 2004, AtheroGenics signed a term sheet with a contract manufacturer under which it purchased a portion of its clinical supply requirements. The term sheet includes contingent future payments and royalties. The potential financial obligations are not considered to be material.

{ Note 12 } Related Party Transactions

AtheroGenics has a sublease agreement for a portion of its office and laboratory space with Inhibitex, Inc. The monthly lease payments are approximately $16,700. The lease term ends on December 31, 2005. The President and Chief Executive Officer of AtheroGenics and the Chairman of AtheroGenics' Board of Directors are both members of the Inhibitex, Inc. Board of Directors.

AtheroGenics had a sublease agreement for a portion of its office space with ATV Management Corp. Monthly lease payments were approximately $3,500. The lease term ended in December 2004. The Chairman of the Board of Directors of AtheroGenics is the President and sole shareholder of ATV Management Corp.

{ Note 13 } Subsequent Events

Purported securities class action lawsuits were filed against AtheroGenics and some of its executive officers and directors in the United States District Court for the Southern District of New York on January 5, 2005 and February 8, 2005 and in the United States District Court for the Northern District of Georgia, Atlanta division on January 7, 2005, January 10, 2005, January 11, 2005 and January 25, 2005. Separate motions to consolidate these lawsuits were filed by plaintiffs in both the Southern District of New York and the Northern District of Georgia on March 7, 2005. In addition, two plaintiffs simultaneously moved for appointment as lead plaintiffs in both districts on March 7, 2005. The allegations in these lawsuits relate to AtheroGenics' disclosures regarding the results of the CART-2 clinical trial for AGI-1067. The results of complex legal proceedings, such as those purported class actions, are difficult to predict. Each complaint seeks unspecified damages and, therefore, AtheroGenics is unable to estimate the possible range of damages that it might incur should any of these lawsuits be resolved against them. AtheroGenics intends to defend the litigation vigorously.

{ Note 14 } Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations:

	Year Ended December 31, 2004			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenues	$ —	$ —	$ —	$ —
Operating loss	(15,680,847)	(15,597,955)	(18,046,883)	(16,517,654)
Net loss	(16,602,700)	(16,525,159)	(19,003,116)	(17,458,257)
Net loss per share data:				
Basic and diluted	(0.45)	(0.45)	(0.51)	(0.47)

	Year Ended December 31, 2003			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenues	$ —	$ —	$ —	$ —
Operating loss	(11,672,363)	(12,542,414)	(13,461,425)	(14,915,433)
Net loss	(11,494,701)	(12,335,978)	(13,636,617)	(15,820,525)
Net loss per share data:				
Basic and diluted	(0.35)	(0.34)	(0.37)	(0.43)

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add up to the per share data as computed for the year.

included as a reduction of shareholders' (deficit) equity and are being amortized over the vesting periods of the individual warrants and options. The amortization period is five years, using the graded vesting method, for National Jewish and one year, using the straight-line method, for the consultants. During 2004, 2003 and 2002, an additional $313,419, $627,820 and $357,185, respectively, of non-cash deferred stock compensation was recorded due to re-measurement of the fair value of the options and warrants at each measurement date. During 2004, 2003 and 2002, AtheroGenics recorded a total of $478,641, $812,589 and $481,623, respectively, of amortization of deferred stock compensation for these options and warrants. At December 31, 2004, 68,000 shares of common stock were reserved for issuance upon the exercise of these outstanding warrants.

At December 31, 2004, AtheroGenics had a total of $324,607 remaining to be amortized over the vesting periods of all of the option and warrant grants discussed above. This amortization will approximate $252,000 in 2005 and $73,000 in 2006. During 2002, 13,200 shares were forfeited and deferred stock compensation was decreased by $111,841.

{ NOTE 9 } EMPLOYEE BENEFIT PLAN

AtheroGenics has a defined contribution plan covering eligible employees, which is qualified under Section 401(k) of the Internal Revenue Code ("IRC"). Under the provisions of the plan, eligible participating employees may elect to contribute up to the maximum amount of tax deferred contribution allowed by the IRC. AtheroGenics may make a discretionary contribution. During 2004, AtheroGenics matched 50% of employees' contributions, up to a maximum of 6% of the employees' annual base compensation. AtheroGenics' contribution to the plan for 2004, 2003 and 2002 aggregated $204,094, $161,576 and $129,503, respectively. AtheroGenics' stock is not an eligible investment under this plan.

{ NOTE 10 } INCOME TAXES

At December 31, 2004, AtheroGenics had net operating loss carryforwards and research and development credit carryforwards of $205,886,593 and $6,366,269, respectively, for income tax purposes, which both begin to expire in 2010. The significant components of the deferred tax assets are:

December 31,	2004	2003
Net operating loss carryforwards	$ 78,154,551	$ 49,198,787
Deferred stock compensation	3,075,991	4,374,216
Research credits	6,366,269	4,010,990
Other	194,803	240,266
Total deferred tax assets	87,791,614	57,824,259
Valuation allowance	(87,791,614)	(57,824,259)
Net deferred tax assets	$ –	$ –

Because of AtheroGenics' lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased $29,967,355 and $22,372,603 in 2004 and 2003, respectively, due to the change in net cumulative tax differences and the excess tax benefit from disqualifying dispositions of incentive stock options.

AtheroGenics' net operating loss carryforwards and research and development credit carryforwards may be subject to certain IRC Section 382 and Section 383 limitations on annual utilization in the event of changes in ownership. These limitations could significantly reduce the amount of the net operating loss carryforwards available in the future. The utilization of the carryforwards is dependent upon the timing and extent of our future profitability. The annual limitations combined with the expiration dates of the carryforwards may prevent the utilization of all of the net operating loss and research and development credit carryforwards if we do not attain sufficient profitability by the expiration dates of the carryforwards.

{ NOTE 11 } COMMITMENTS AND CONTINGENCIES

On June 19, 1998, AtheroGenics entered into a 10-year operating lease for office and laboratory space through March 1, 2009. Monthly lease payments of approximately $89,400 began March 2, 1999, the date occupancy commenced. These payments are subject to increases during each successive 12-month period based on changes in the Consumer Price Index ("CPI"). Future increases in monthly lease payments due to increases in the CPI are considered to be contingent rentals, and, therefore, will be charged to expense over the lease term as they become payable. AtheroGenics may extend the lease term for two successive five-year periods. AtheroGenics' other operating lease obligations are not significant.

At December 31, 2004, AtheroGenics' minimum aggregate commitments (net of sublease income) under long-term, non-cancelable operating leases are as follows:

A summary of stock option activity under the 1995 Plan, the 1997 Plan, the 2001 Plan and the 2004 Plan follows:

	Number of Shares	Price Range	Weighted Average Price
Outstanding at January 1, 2002	3,360,660	$ .10 – $ 9.88	$ 2.99
Granted	1,048,380	6.10 – 7.85	7.18
Exercised	(262,654)	.30 – 5.30	.92
Canceled	(250,966)	.31 – 9.88	5.97
Outstanding at December 31, 2002	3,895,420	.10 – 9.88	4.06
Granted	986,983	7.55 – 16.65	14.40
Exercised	(340,395)	.30 – 8.25	4.06
Canceled	(138,829)	.31 – 14.51	7.68
Outstanding at December 31, 2003	4,403,179	.10 – 16.65	6.27
Granted	1,166,125	14.38 – 32.95	23.16
Exercised	(496,908)	.30 – 16.52	5.72
Canceled	(116,595)	4.53 – 14.93	10.23
Outstanding at December 31, 2004	4,955,801	$ .10 – $ 32.95	$ 10.20

The following table summarizes information concerning currently outstanding and exercisable options granted under the 1995 Plan, the 1997 Plan, the 2001 Plan and the 2004 Plan as of December 31, 2004.

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ .10 – $ .38	1,353,015	4.11	$ .31	1,353,015	$ .31
4.37 – 7.41	1,425,865	7.23	6.51	924,087	6.30
7.55 – 14.93	1,008,796	8.62	13.66	358,563	12.18
16.52 – 23.56	1,034,125	9.85	22.83	4,795	16.57
25.30 – 32.95	134,000	9.37	25.86	80,000	25.30
.10 – 32.95	4,955,801	7.27	10.20	2,720,460	4.67

In 1999 and 2000, in connection with the grant of certain options to employees, AtheroGenics recorded non-cash deferred stock compensation of $13,989,088, representing the difference between the exercise price and the deemed fair value of AtheroGenics' common stock on the dates these stock options were granted. Deferred stock compensation is included as a reduction of shareholders' (deficit) equity and is being amortized to expense using the graded vesting method. The graded vesting method provides for vesting of each portion of the overall award over its respective vesting period, and results in higher vesting in earlier years than straight-line vesting. During 2004, 2003 and 2002, AtheroGenics recorded amortization of deferred stock compensation for these options of $57,511, $553,309 and $1,495,249, respectively.

In June 2001, in connection with the grant of certain warrants as part of a licensing agreement with National Jewish Medical and Research Center and options granted for the addition of new members to the Scientific Advisory Board, AtheroGenics recorded non-cash deferred stock compensation of $1,092,200. In August 2002, in connection with the modification of certain options held by an employee who changed his status to become a consultant, AtheroGenics recorded non-cash deferred stock compensation of $235,956. In December 2004, in connection with the modification of certain options held by an employee who changed his status to become a consultant, AtheroGenics recorded non-cash deferred stock compensation of $18,685. The fair value of the warrants and options for purposes of these calculations was determined by using the Black-Scholes model. These amounts are

15% or more of AtheroGenics' common stock, whether through open market or private purchases or consummation of a tender or exchange offer. Any shareholders who owned, as of November 9, 2001, in excess of 17% of AtheroGenics' common stock will be permitted to acquire up to an aggregate of 20% of AtheroGenics' outstanding common stock without triggering the rights plan. If, following the exercise of initial rights, a person or group again acquires 15% or more of AtheroGenics' common stock, or a person or group who had previously acquired 15% or more of AtheroGenics' common stock acquires an additional 10% or more of the common stock, the subsequent rights become exercisable. Each right will initially entitle shareholders to buy eight shares of common stock at an exercise price equal to 20% of the then current market value of the common stock, calculated and adjusted according to the terms of the rights plan. The number of shares that can be purchased upon exercise will increase as the number of shares held by the bidder increases.

If AtheroGenics is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's shares equal in value to those obtainable if the rights were exercisable in AtheroGenics' common stock.

The rights are intended to enable all shareholders to realize the long-term value of their investment in AtheroGenics. They will not prevent a takeover, but should encourage anyone seeking to acquire AtheroGenics to negotiate with the Board of Directors prior to attempting a takeover. The Board of Directors may redeem any non-exercisable rights at any time at its option at a redemption price of $.0001 per right. The rights plan expires at the close of business on November 8, 2011.

In February 2003, AtheroGenics completed a public offering of 8,280,000 shares of common stock (including the exercise of the underwriters' over-allotment option) that raised net proceeds of approximately $48,400,000.

{ NOTE 8 } STOCK OPTIONS AND WARRANTS

During 1995, AtheroGenics established a stock option plan (the "1995 Plan") which, as amended, provides that options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than 75% of the fair values of the shares on the dates of grant.

The 1995 Plan, as amended, authorizes the grant of options for up to 1,264,084 shares of AtheroGenics' common stock, and as of December 31, 2004, AtheroGenics had reserved 227,800 shares of common stock for future issuance under the 1995 Plan. Options granted under the 1995 Plan vest over periods ranging from the date of grant to five years from that date.

During 1997, AtheroGenics established an equity ownership plan (the "1997 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 1997 Plan, as amended, authorizes the grant of options for up to 3,724,416 shares of AtheroGenics' common stock. As of December 31, 2004, AtheroGenics had reserved 1,897,433 shares of common stock for issuance under the 1997 Plan. The 1997 Plan allows for grants of non-qualified options, incentive stock options and shares of restricted stock. Non-qualified options granted under the 1997 Plan may vest immediately for non-employees, but vest over a four-year period for employees. Incentive stock options generally vest over four years. The majority of the stock options granted under the 1997 Plan are incentive stock options.

During 2001, AtheroGenics established an equity ownership plan (the "2001 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 2001 Plan authorizes the grant of options for up to 2,000,000 shares of AtheroGenics' common stock. As of December 31, 2004, AtheroGenics had reserved 1,874,585 shares of common stock for issuance under the 2001 Plan. The terms of the 2001 Plan are substantially similar to the terms of the 1997 Plan.

Effective April 28, 2004, AtheroGenics established an equity ownership plan (the "2004 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 2004 Plan authorizes the grant of options for up to 4,500,000 shares of AtheroGenics' common stock. As of December 31, 2004, AtheroGenics had reserved 4,500,000 shares of common stock for issuance under the 2004 Plan. The terms of the 2004 Plan are substantially similar to the terms of the 2001 Plan and the 1997 Plan.

convertible into shares of common stock, at the option of the holder, at a conversion rate of 38.5802 shares per $1,000 principal amount of notes, which represents a conversion price of approximately $25.92, subject to adjustment.

AtheroGenics has reserved a total of 14,234,953 shares of common stock for future issuance in connection with the 4.5% convertible notes and the 1.5% convertible notes. In addition, as of December 31, 2004, accrued liabilities included approximately $1,500,000 of accrued interest related to the 4.5% convertible notes, which is due March 1, 2005.

{ Note 5 } Bank Credit Agreements

In March 2002, AtheroGenics entered into an equipment loan facility with Silicon Valley Bank for up to a maximum amount of $2,500,000 to be used to finance existing and new equipment purchases. Amounts borrowed under the equipment loan facility are repaid in 33 equal installments of principal and interest beginning on the first business day of the month following an advance. As of December 31, 2004, there was an outstanding balance of $83,622 under the equipment loan facility and the weighted average interest rate was 7.5% per year. The borrowing period for the equipment loan facility expired in September 2003.

In connection with the equipment loan facility, AtheroGenics had granted to Silicon Valley Bank a negative pledge on its intellectual property and a security interest on deposits with Silicon Valley Bank and its affiliates. In December 2003, AtheroGenics and Silicon Valley Bank terminated all security interests other than the negative pledge in connection with the equipment loan facility.

Maturities of long-term debt as of December 31, 2004 are as follows:

2005	$ 83,622
2008	100,000,000
	$ 100,083,622

{ Note 6 } Net Loss Per Share

SFAS No. 128, *Earnings per Share*, requires presentation of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that diluted earnings per share reflects the potential dilution that would occur if outstanding options, warrants and convertible notes payable were exercised.

During all periods presented, AtheroGenics had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following at the dates indicated:

Year Ended December 31,	2004	2003	2002
Shares underlying convertible notes	6,518,904	6,518,904	—
Options	4,955,801	4,403,179	3,895,420
Warrants	142,310	267,622	283,622
Total	11,617,015	11,189,705	4,179,042
Conversion price of shares underlying convertible notes	$ 15.34	$ 15.34	$ —
Weighted average exercise price of options	$ 10.20	$ 6.27	$ 4.06
Weighted average exercise price of warrants	$ 4.78	$ 4.32	$ 4.41

Because AtheroGenics reported a net loss for all periods presented, shares associated with stock options, warrants and the convertible notes are not included because they are antidilutive. Basic and diluted net loss per share amounts are the same for the periods presented.

{ Note 7 } Common Stock

In November 2001, AtheroGenics' Board of Directors adopted a Shareholder Rights Plan declaring a dividend distribution of one common stock purchase right on each outstanding share of its common stock. Until the rights become exercisable, the rights will trade automatically with the common stock of AtheroGenics and separate rights certificates will not be issued. Under the rights plan, each right consists of an initial right and subsequent rights. Initial rights will be exercisable only if a person or group acquires effective as of the first reporting period that begins after June 15, 2005. SFAS 123(R) applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. Under SFAS 123(R), AtheroGenics must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The permitted transition methods are either a modified prospective method or a modified retrospective method. The modified prospective method requires that compensation expense be recorded for all unvested options at the beginning of the first quarter of adoption of SFAS 123(R), while the modified retrospective method requires that compensation expense be recorded for all unvested options beginning with the first period presented. Under the modified retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. AtheroGenics has not yet determined the method of adoption or the effect of adopting SFAS 123(R).

{ NOTE 2 } SHORT-TERM INVESTMENTS

Short-term investments consist of debt securities classified as available-for-sale and have maturities greater than 90 days from the date of acquisition. AtheroGenics has invested primarily in corporate notes and commercial paper, all of which have a minimum investment rating of A1/P1, and government agency notes. AtheroGenics had no realized gains or losses from the sale of investments for the years ended December 31, 2004 and 2003. The cumulative unrealized (loss) gains were $(39,297) and $10,905 at December 31, 2004 and 2003, respectively. The following table summarizes the estimated fair value of AtheroGenics' short-term investments:

December 31,	2004	2003
Government agency notes	$ 19,803,045	$ 36,415,792
Corporate notes	10,751,955	17,824,579
Commercial paper	9,939,363	2,194,575
Auction rate securities	10,500,000	22,050,000
Certificate of deposit	40,733	40,733
Total	$ 51,035,096	$ 78,525,679

All available-for-sale securities held at December 31, 2004 will mature during 2005.

{ NOTE 3 } EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

December 31,	2004	2003
Laboratory equipment	$ 2,538,760	$ 2,664,192
Leasehold improvements	1,563,084	1,563,084
Computer and office equipment	1,479,392	1,474,599
	5,581,236	5,701,875
Accumulated depreciation and amortization	(3,641,225)	(3,181,085)
	$ 1,940,011	$ 2,520,790

{ NOTE 4 } CONVERTIBLE NOTES PAYABLE

In August 2003, AtheroGenics issued $100,000,000 in aggregate principal amount of 4.5% convertible notes due September 1, 2008, with interest payable semi-annually in March and September. Net proceeds to AtheroGenics were approximately $96,700,000, after deducting expenses and underwriter's discounts and commissions. AtheroGenics recorded issuance costs related to the notes of approximately $3,300,000. These costs are recorded as other assets and are being amortized to interest expense over the five-year life of the notes.

The notes may be converted at the option of the holder into shares of AtheroGenics' common stock, prior to the close of business on September 1, 2008, at a conversion rate of 65.1890 shares per $1,000 principal amount of notes, representing a conversion price of approximately $15.34, subject to adjustment. Under certain circumstances, AtheroGenics may be obligated to redeem all or part of the notes prior to their maturity at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, up to but excluding the maturity date.

On January 12, 2005, AtheroGenics issued $200,000,000 in aggregate principal amount of 1.5% convertible notes due February 1, 2012, with interest payable semi-annually in February and August. Net proceeds to AtheroGenics were approximately $193,500,000, after deducting expenses and underwriter's discounts and commissions. The 1.5% convertible notes are

Stock-Based Compensation

AtheroGenics has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. AtheroGenics accounts for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.* SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("SFAS 148"), an amendment to SFAS 123, requires disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

The following table illustrates the effect on net loss and net loss per share if the fair value based method had been applied to all outstanding and unvested options in each period, based on the provisions of SFAS 123 and SFAS 148.

	2004	2003	2002
Net loss, as reported	$ (69,589,232)	$ (53,287,821)	$ (27,965,507)
Add: Stock-based employee compensation expense included in reported net loss	57,511	553,309	1,495,249
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(6,125,770)	(3,375,253)	(3,441,554)
Pro forma net loss	$ (75,657,491)	$ (56,109,765)	$ (29,911,812)
Net loss per share:			
Basic and diluted, as reported	$ (1.88)	$ (1.49)	$ (1.00)
Basic and diluted, pro forma	$ (2.04)	$ (1.57)	$ (1.07)

The fair value for these options (which are granted with an exercise price equal to fair market value on the grant date) was estimated using the Black-Scholes option valuation model with the following assumptions:

	2004	2003	2002
Expected life	5 years	5 years	5 years
Risk free interest rate	4.24%	4.27%	3.37%
Volatility	78.77%	80.18%	87.63%
Weighted average fair value of grants	$ 15.27	$ 9.64	$ 5.13

Income Taxes

The liability method is used in accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

Comprehensive Income

AtheroGenics computes comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income* ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities. Comprehensive loss was $69,639,434, $53,277,226 and $28,018,495 for the years ended December 31, 2004, 2003 and 2002, respectively.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), which revises SFAS 123 and supersedes APB 25. SFAS 123(R) requires that companies recognize compensation expense associated with stock option grants and other equity instruments to employees in the financial statements and is

{ NOTE 1 } DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

AtheroGenics, Inc. ("AtheroGenics") was incorporated on November 23, 1993 (date of inception) in the state of Georgia to focus on the discovery, development and commercialization of novel therapeutics for the treatment of chronic inflammatory diseases, such as heart disease (atherosclerosis), rheumatoid arthritis and asthma.

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

In order to present auction rate securities with short-term interest auction features as short-term investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 95, *Statement of Cash Flows* and SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115") for the fiscal years ended December 31, 2003 and 2002, $10,600,000 and $8,400,000, respectively, was reclassified from cash and cash equivalents to short-term investments. This reclassification was to properly state cash and cash equivalents and had no effect on previously reported net loss or shareholders' (deficit) equity. The effect of the reclassification on cash flow was to decrease cash provided by investing activities by $10,600,000 and $8,400,000 for the years ended December 31, 2003 and 2002, respectively.

CASH AND CASH EQUIVALENTS

AtheroGenics considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. AtheroGenics' cash equivalents consist primarily of money market accounts, commercial paper, government agency notes and corporate notes on deposit with several financial institutions, and the carrying amounts reported in the balance sheets approximate their fair value.

SHORT-TERM INVESTMENTS

Short-term investments consist of government agency notes, corporate notes, commercial paper, auction rate securities and certificates of deposit with original maturities of greater than three months when purchased.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. These investments are accounted for in accordance with SFAS 115. AtheroGenics has classified all investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' (deficit) equity. Realized gains and losses are included in investment income and are determined on a specific identification basis.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Financial instruments that subject AtheroGenics to concentration of credit risk consist primarily of cash, cash equivalents and short-term investments. These assets are maintained by reputable third-party financial institution custodians. The carrying values reported in the balance sheets for cash, cash equivalents and short-term investments approximate fair values.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are stated at cost. Depreciation of computer and lab equipment is computed using the straight-line method over the estimated useful lives of three and five years, respectively. Amortization of leasehold improvements is recorded over the shorter of: (a) the estimated useful lives of the related assets; or (b) the lease term.

RESEARCH AND DEVELOPMENT ACCRUAL

As part of the process of preparing its financial statements, AtheroGenics is required to estimate expenses that it believes it has incurred, but has not yet been billed for. This process involves identifying services and activities that have been performed by third-party vendors on its behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in its financial statements. Examples of expenses for which AtheroGenics accrues include fees for professional services, such as those provided by certain clinical research organizations and investigators in conjunction with clinical trials, and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. AtheroGenics makes these estimates based upon progress of activities related to contractual obligations and also information received from vendors.

RESEARCH AND DEVELOPMENT AND PATENT COSTS

Research and development costs, including all related salaries, clinical trial expenses, facility costs and expenditures related to obtaining patents, are charged to expense when incurred.

Statements of Cash Flows

Year Ended December 31,	2004	2003	2002
Operating activities			
Net loss	$ (69,589,232)	$ (53,287,821)	$ (27,965,507)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	883,312	839,503	746,949
Amortization of debt issuance costs	652,981	217,660	—
Amortization of deferred stock compensation	536,152	1,365,898	1,976,872
Changes in operating assets and liabilities:			
Prepaid expenses	(1,490,291)	(977,011)	23,679
Notes receivable and other assets	(28,963)	(252,126)	420,446
Accounts payable	1,059,866	(181,108)	837,745
Accrued research and development	1,122,809	2,015,579	(361,929)
Accrued liabilities and compensation	241,733	1,611,006	102,021
Net cash used in operating activities	(66,611,633)	(48,648,420)	(24,219,724)
Investing activities			
Sales and maturities of short-term investments	103,984,437	61,337,482	37,336,165
Purchases of short-term investments	(76,544,056)	(128,913,764)	(18,570,010)
Purchases of equipment and leasehold improvements	(302,533)	(535,026)	(656,704)
Net cash provided by (used in) investing activities	27,137,848	(68,111,308)	18,109,451
Financing activities			
Proceeds from the exercise of common stock options	2,783,894	1,382,972	240,524
Proceeds from the convertible notes	—	96,735,095	—
Proceeds from the issuance of common stock	—	48,411,649	—
Proceeds from equipment loan facility	—	—	1,258,473
Payments on equipment loan facility and capital lease obligation	(479,439)	(444,068)	(338,445)
Net cash provided by financing activities	2,304,455	146,085,648	1,160,552
(Decrease) increase in cash and cash equivalents	(37,169,330)	29,325,920	(4,949,721)
Cash and cash equivalents at beginning of year	53,085,249	23,732,329	28,682,050
Cash and cash equivalents at end of year	$ 15,888,919	$ 53,058,249	$ 23,732,329
Supplemental disclosures of cash flow information			
Interest paid	$ 4,676,472	$ 61,844	$ 50,689
Re-measurement adjustment for variable options and warrants issued for technology license agreements and consulting agreements	$ 313,419	$ 627,820	$ 357,185

The accompanying notes are an integral part of these financial statements.

Statements of Shareholders' (Deficit) Equity

	Common Stock		Warrants	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' (Deficit) Equity
	Shares	Amount					
Balance at January 1, 2002	27,834,773	$ 121,723,102	$ 771,713	$ (2,975,314)	$ (61,277,987)	$ 53,298	$ 58,294,812
Issuance of common stock for exercise of stock options at $.30 to $5.00 per share	262,654	240,524	—	—	—	—	240,524
Issuance of common stock for exercise of warrants	36,133	78,637	(78,637)	—	—	—	—
Deferred stock compensation for re-measurement of stock options related to a consulting agreement	—	235,956	—	(235,956)	—	—	—
Adjustments to market value for variable stock options and warrants issued to non-employees	—	16,229	105,000	(121,229)	—	—	—
Amortization of deferred stock compensation	—	(111,841)	—	2,088,713	—	—	1,976,872
Net loss	—	—	—	—	(27,965,507)	—	(27,965,507)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(52,988)	(52,988)
Comprehensive loss							(28,018,495)
Balance at December 31, 2002	28,133,560	122,182,607	798,076	(1,243,786)	(89,243,494)	310	32,493,713
Issuance of common stock for exercise of stock options at $.30 to $8.25 per share	340,395	1,382,972	—	—	—	—	1,382,972
Issuance of common stock for exercise of warrants	9,452	150,400	(150,400)	—	—	—	—
Issuance of common stock, net of issuance cost of $3,264,905	8,280,000	48,411,649	—	—	—	—	48,411,649
Adjustments to market value for variable stock options and warrants issued to non-employees	—	324,908	302,912	(627,820)	—	—	—
Amortization of deferred stock compensation	—	—	—	1,365,898	—	—	1,365,898
Net loss	—	—	—	—	(53,287,821)	—	(53,287,821)
Unrealized gain on available-for-sale securities	—	—	—	—	—	10,595	10,595
Comprehensive loss							(53,277,226)
Balance at December 31, 2003	36,763,407	172,452,536	950,588	(505,708)	(142,531,315)	10,905	30,377,006
Issuance of common stock for exercise of stock options at $.30 to $16.52 per share	495,265	2,783,894	—	—	—	—	2,783,894
Issuance of common stock for exercise of warrants	109,986	289,540	(289,540)	—	—	—	—
Adjustments to market value for variable stock options and warrants issued to non-employees	—	145,663	167,756	(313,419)	—	—	—
Amortization of deferred stock compensation	—	41,632	—	494,520	—	—	536,152
Net loss	—	—	—	—	(69,589,232)	—	(69,589,232)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(50,202)	(50,202)
Comprehensive loss							(69,639,434)
Balance at December 31, 2004	37,368,658	$ 175,713,265	$ 828,804	$ (324,607)	$ (212,120,547)	$ (39,297)	$ (35,942,382)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS

Year Ended December 31,	2004	2003	2002
Revenues	$ —	$ —	$ —
Operating expenses:			
Research and development	59,235,833	46,660,960	23,746,127
General and administrative	6,607,506	5,930,675	5,139,000
Total operating expenses	65,843,339	52,591,635	28,885,127
Operating loss	(65,843,339)	(52,591,635)	(28,885,127)
Interest and other income	1,447,001	1,258,216	962,040
Interest expense	(5,192,894)	(1,954,402)	(42,420)
Net loss	$ (69,589,232)	$ (53,287,821)	$ (27,965,507)
Net loss per share – basic and diluted	$ (1.88)	$ (1.49)	$ (1.00)
Weighted average shares outstanding – basic and diluted	37,070,235	35,770,994	27,978,705

The accompanying notes are an integral part of these financial statements.

Balance Sheets

December 31,	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 15,888,919	$ 53,058,249
Short-term investments	51,035,096	78,525,679
Prepaid expenses	2,634,297	1,144,006
Notes receivable and other current assets	566,208	496,871
Total current assets	70,124,520	133,224,805
Equipment and leasehold improvements, net of accumulated depreciation and amortization	1,940,011	2,520,790
Other assets	2,397,796	3,091,151
Total assets	$ 74,462,327	$138,836,746
Liabilities and Shareholders' (Deficit) Equity		
Current liabilities:		
Accounts payable	$ 2,838,053	$ 1,778,187
Accrued research and development	4,083,894	2,961,085
Accrued liabilities	2,159,893	2,118,500
Accrued compensation	1,239,247	1,038,907
Current portion of equipment loan facility	83,622	479,439
Total current liabilities	10,404,709	8,376,118
Convertible notes payable	100,000,000	100,000,000
Equipment loan facility, net of current portion	—	83,622
Shareholders' (deficit) equity:		
Preferred stock, no par value: Authorized — 5,000,000 shares	—	—
Common stock, no par value:		
Authorized — 100,000,000 shares; issued and outstanding — 37,368,658 and 36,763,407 shares at December 31, 2004 and 2003, respectively	175,713,265	172,452,536
Warrants	828,804	950,588
Deferred stock compensation	(324,607)	(505,708)
Accumulated deficit	(212,120,547)	(142,531,315)
Accumulated other comprehensive (loss) income	(39,297)	10,905
Total shareholders' (deficit) equity	(35,942,382)	30,377,006
Total liabilities and shareholders' (deficit) equity	$ 74,462,327	$138,836,746

The accompanying notes are an integral part of these financial statements.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to continue to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, all of which have a minimum investment rating of A1/P1, money market funds, and government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

The following table summarizes the maturity of the debt and projected annual average interest rates on our equipment loan facility and convertible notes as of December 31, 2004.

	2005	2006–2007	2008–2009	Total	Value as of December 31, 2004
Long-term debt – fixed rate					
Maturity	$ 83,622	$ —	$100,000,000	$100,083,622	$ 177,083,622
Average interest rate	7.5%		4.5%		

initially are convertible into our common stock at a conversion rate of 65.1890 shares per $1,000 principal amount of notes, or approximately $15.34 per share. Net proceeds were approximately $96.7 million. As of December 31, 2004, we have recorded $1.5 million of accrued interest expense related to the notes, which is due March 1, 2005.

On January 12, 2005, we issued $200 million in aggregate principal amount of 1.5% convertible notes due 2012 through a Rule 144A private placement to qualified institutional buyers. These notes are convertible into shares of our common stock at a conversion rate of 38.5802 shares per $1,000 principal amount of notes, or approximately $25.92 per share. Interest on the 1.5% convertible notes is payable semi-annually in arrears on February 1 and August 1. Net proceeds were approximately $193.5 million. We are using the net proceeds from the sale of the notes to fund the ongoing costs of the ARISE Phase III clinical trial for AGI-1067 and other research and development activities, including clinical trials, process development and manufacturing support, and for general corporate purposes, including working capital. Pending these uses, the net proceeds have been invested in interest-bearing, investment grade securities.

The following table summarizes our long-term contractual obligations as of December 31, 2004:

	Payments Due by Period				
	Total	2005	2006–2007	2008–2009	Thereafter
Contractual obligations					
Operating leases, net of sublease income	$ 5,140,305	$ 1,115,388	$ 2,652,292	$ 1,372,625	$ —
Long-term debt	100,083,622	83,622	—	100,000,000	—
Total contractual obligations	$105,223,927	$ 1,199,010	$ 2,652,292	$101,372,625	$ —

Based upon the current status of our product development and commercialization plans, we believe that our existing cash and cash equivalents, along with the funds received from the 1.5% convertible notes issued in January 2005, will be adequate to satisfy our capital needs for at least the next 12 months. However, our actual capital requirements will depend on many factors, including:

- the scope and results of our research, preclinical and clinical development activities;
- the timing of, and the costs involved in, obtaining regulatory approvals;
- our ability to establish and maintain collaborations and the financial terms of any collaborations;
- the cost of commercialization activities, including product marketing, sales and distribution;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs;
- the costs related to purported class action lawsuits filed against us; and
- the extent to which we acquire or invest in businesses, products and technologies.

We have historically accessed the capital markets from time to time to raise adequate funds for operating needs and cash reserves. Although we believe we have adequate cash for at least the next 12 months, we may access capital markets when we believe market conditions or company needs merit doing so.

Interest and Other Income

Interest and other income is primarily comprised of interest income earned on our cash and short-term investments. Interest and other income was $1.3 million in 2003, compared to $962,040 in 2002. The increase is due to the increased amount of invested funds received from our follow-on offering in February 2003 and our convertible debt offering in August 2003.

Interest Expense

Interest expense was $2.0 million in 2003 compared to $42,420 in 2002. The increase in interest expense is primarily comprised of interest expense resulting from our $100 million long-term convertible debt, issued in August 2003.

Income Taxes

As of December 31, 2003, we had net operating loss carryforwards and research and development credit carryforwards of $129.4 million and $4.0 million, respectively, available to offset future taxable income.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through sales of equity securities and convertible notes. At December 31, 2004, we had cash, cash equivalents and short-term investments of $66.9 million, compared with $131.6 million and $34.7 million at December 31, 2003 and 2002, respectively. Working capital at December 31, 2004 was $59.7 million, compared to $124.8 million and $30.0 million at December 31, 2003 and 2002, respectively. The decrease in cash, cash equivalents, short-term investments and working capital for the year ended December 31, 2004 is primarily due to the use of funds for operating purposes. The increase in cash, cash equivalents, short-term investments and working capital for the year ended December 31, 2003 is primarily due to funds received from our follow-on stock offering in February 2003 of approximately $48.4 million and our convertible debt offering in August 2003 of approximately $96.7 million.

Net cash used in operating activities was $66.6 million in 2004 compared to $48.6 million in 2003 and $24.2 million in 2002. The increase in the use of cash in operating activities in 2004 is principally due to funding a net loss of $69.6 million. The increase in cash needed to fund the net loss is primarily attributable to expenditures for our ARISE Phase III clinical trial for AGI-1067, our CART-2 Phase IIb clinical trial for AGI-1067, and our OSCAR Phase II clinical trial for AGIX-4207, as well as other ongoing product development activities. For 2005 and 2006, expenditures for the ARISE clinical trial are estimated to be approximately $57.0 million, while expenditures for CART-2 and OSCAR are essentially completed. We anticipate net cash usage in 2005 for ARISE and our other ongoing preclinical and clinical programs, as well as our other operating activities, to be in a range of $85.0 million to $89.0 million.

Net cash provided by investing activities was $27.1 million in 2004 compared to net cash used in investing activities of $68.1 million in 2003 and $18.1 million provided by investing activities in 2002. Net cash provided by investing activities consisted primarily of net sales of available-for-sale securities, with the proceeds reinvested in interest-bearing cash equivalents. Net cash used in investing activities consisted primarily of net purchases of available-for-sale securities.

Net cash provided by financing activities was $2.3 million in 2004 compared to $146.1 million in 2003 and $1.2 million in 2002. Net cash provided by financing activities in 2004 consisted primarily of the proceeds received upon exercise of common stock options. Net cash provided by financing activities in 2003 consisted primarily of $48.4 million received from our follow-on stock offering in February 2003 and $96.7 million received from our convertible debt offering in August 2003. Net cash provided by financing activities in 2002 consisted primarily of proceeds from an equipment loan facility and the exercise of common stock options.

In March 2002, we entered into an equipment loan facility, as modified in June 2003, with Silicon Valley Bank for up to a maximum amount of $2.5 million to be used to finance existing and new equipment purchases. The borrowing period under the equipment loan facility, as modified, expired on September 30, 2003. At December 31, 2004, there was an outstanding balance of approximately $83,622 on the equipment loan facility and the weighted average interest rate was 7.5% per year.

In August 2003, we issued $100 million in aggregate principal amount of 4.5% convertible notes due 2008 through a Rule 144A private placement to qualified institutional buyers. These notes

The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. We have not yet determined the method of adoption or the effect of adopting SFAS 123(R).

Results of Operations

Comparison of Years Ended December 31, 2004 and 2003

Revenues

There were no revenues during 2004 or 2003. We may receive revenues in the future related to potential licensing agreements with pharmaceutical companies for our compounds or programs.

Expenses

Research and Development. Research and development expenses were $59.2 million in 2004, compared to $46.7 million in 2003. The increase of $12.6 million, or 27%, is primarily due to increased expenditures for the AGI-1067 ARISE Phase III clinical trial, including manufacturing activities for clinical drug supply, study monitoring, payments to clinical investigators, and salary and personnel related expenses.

We expect that research and development expenses will continue to increase in 2005. This increase will be primarily related to activities surrounding the AGI-1067 ARISE Phase III clinical trial and precommercialization development activities.

General and Administrative. General and administrative expenses were $6.6 million in 2004, compared to $5.9 million in 2003. The increase of $676,831, or 11%, is primarily due to a full year's impact of the increase in directors' and officers' insurance premiums in 2004 compared to a partial year's impact of the increase in premiums in 2003, an increase in professional fees in connection with compliance with the Sarbanes-Oxley Act of 2002 and consulting fees. Also contributing to the increase were business development expenses related to partnering activities, along with salary and personnel expenses.

Interest and Other Income

Interest and other income is primarily comprised of interest income earned on our cash and short-term investments. Interest and other income was $1.4 million in 2004, compared to $1.3 million in 2003. The slight increase is due to the increase in the weighted average cash and short-term investment balances along with an increase in interest rates.

Interest Expense

Interest expense was $5.2 million in 2004 compared to $2.0 million in 2003. The increase in interest expense is due to a full year of interest expense resulting from our $100 million long-term convertible debt, issued in August 2003, compared to a partial year in 2003. We anticipate that interest expense will increase in 2005 due to our recent issuance of $200 million in aggregate principal amount of 1.5% convertible notes.

Income Taxes

As of December 31, 2004, we had net operating loss carryforwards and research and development credit carryforwards of $205.9 million and $6.4 million, respectively, available to offset future taxable income. The net operating loss carryforwards and the research and development credit carryforwards will expire between 2010 and 2025. Because of our lack of earnings history, the resulting deferred tax assets have been fully offset by a valuation allowance. The utilization of the carryforwards is dependent upon the timing and extent of our future profitability. The annual limitations combined with the expiration dates of the carryforwards may prevent the utilization of all of the net operating loss and research and development credit carryforwards, if we do not attain sufficient profitability by the expiration dates of the carryforwards.

Comparison of Years Ended December 31, 2003 and 2002

Revenues

There were no revenues during 2003 or 2002.

Expenses

Research and Development. Research and development expenses were $46.7 million in 2003, compared to $23.7 million in 2002. The increase of $22.9 million, or 96%, was primarily due to increased expenditures for the AGI-1067 ARISE Phase III clinical trial and the AGIX-4207 OSCAR Phase II clinical trial, such as manufacturing activities for clinical drug supply, study monitoring and payments to clinical investigators. Also contributing to the increase were the ongoing patient-related costs for the AGI-1067 CART-2 Phase IIb clinical trial.

General and Administrative. General and administrative expenses were $5.9 million in 2003, compared to $5.1 million in 2002. The increase of $791,675, or 15%, was primarily due to an increase in directors' and officers' insurance premiums, consulting fees and business development expenses related to partnering activities, partially offset by a lower amount of deferred stock compensation expense.

Critical Accounting Policies

We have identified the following policies as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Research and Development Accrual

As part of the process of preparing our financial statements, we are required to estimate expenses that we believe we have incurred, but have not yet been billed for. This process involves identifying services and activities that have been performed by third-party vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of expenses for which we accrue include fees for professional services, such as those provided by certain clinical research organizations and investigators in conjunction with clinical trials, and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. We make these estimates based upon progress of activities related to contractual obligations and also information received from vendors.

Revenue Recognition

License fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of us. We had committed to perform certain research and development activities as part of a license agreement, which has been terminated; accordingly, the upfront license payment was amortized over the anticipated time period to conduct these activities. Revenues under research and development arrangements were recognized as the research and development activities were performed pursuant to the terms of the related agreements. These revenues were billed quarterly and the related payments were not refundable.

Stock-Based Compensation

We have elected to follow Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), in accounting for our stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. We account for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.* SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("SFAS 148"), an amendment to SFAS 123, requires disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), which revises SFAS 123 and supersedes APB 25. SFAS 123(R) requires that companies recognize compensation expense associated with stock option grants and other equity instruments to employees in the financial statements and is effective as of the first reporting period that begins after June 15, 2005. SFAS 123(R) applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. Under SFAS 123(R), we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The permitted transition methods are either a modified prospective method or a modified retrospective method. The modified prospective method requires that compensation expense be recorded for all unvested options at the beginning of the first quarter of adoption of SFAS 123(R), while the modified retrospective method requires that compensation expense be recorded for all unvested options beginning with the first period presented. Under the modified retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and related notes included in this annual report. In this report, "AtheroGenics," "we," "us" and "our" refer to AtheroGenics, Inc.

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performances to differ materially from those referred to in such statements. These risks include statements which address operating performance, events or developments that we expect or anticipate will occur in the future, such as projections about our future results of operations or financial condition, research, development and commercialization of our product candidates, anticipated trends in our business, and other risks that could cause actual results to differ materially. You should carefully consider these risks, which are discussed in this annual report, including, without limitation, in this section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in AtheroGenics' Securities and Exchange Commission filings.

Overview

AtheroGenics is a research-based pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, including coronary heart disease, organ transplant rejection, rheumatoid arthritis and asthma. We have developed a proprietary vascular protectant, or v-protectant®, technology platform to discover drugs to treat these types of diseases. Based on our v-protectant® platform, we have two drug development programs in clinical trials and are pursuing a number of other preclinical programs.

AGI-1067 is our v-protectant® that is most advanced in clinical development. AGI-1067 is designed to benefit patients with coronary heart disease, or CHD, which is atherosclerosis of the blood vessels of the heart. We are currently evaluating AGI-1067 in the Phase III clinical trial called ARISE (Aggressive Reduction of Inflammation Stops Events) as an oral therapy for the treatment of atherosclerosis.

AGI-1096, our second candidate, is a novel antioxidant and selective anti-inflammatory agent which is being developed to address the accelerated inflammation of grafted blood vessels, known as transplant arteritis, common in chronic organ transplant rejection. We are working with Fujisawa Pharmaceutical Co., Ltd. to further develop AGI-1096 in preclinical and early-stage clinical trials.

We previously were developing AGIX-4207, a v-protectant® candidate for the treatment of rheumatoid arthritis. Based on our findings, however, we have discontinued clinical development of AGIX-4207 and the intravenous dosage form of AGIX-4207 for rheumatoid arthritis. We continue to have an active program aimed at investigating other v-protectants® in rheumatoid arthritis and have identified other compounds with enhanced therapeutic potential within our rheumatoid arthritis preclinical models. We are working to select another candidate to move into formal preclinical development.

We have also identified additional potential v-protectant® candidates to treat other chronic inflammatory diseases, including asthma. We are evaluating these v-protectants® to determine lead drug candidates for clinical development. We plan to develop these compounds rapidly and may seek regulatory fast track status, if available, to expedite development and commercialization. We will continue to expand upon our v-protectant® technology platform using functional genomics to identify novel therapeutic gene targets. Functional genomics is the process by which one uses scientific models and techniques to discover and modify genes, measure the consequences of the modifications, and reliably determine the function of those genes.

To date, we have devoted substantially all of our resources to research and development. We have not derived any commercial revenues from product sales and, excluding the effect of certain license fees of a non-recurring nature, expect to incur significant losses in most years prior to deriving any such product revenue. We have funded our operations primarily through sales of equity and debt securities.

We have incurred significant losses since we began operations and, as of December 31, 2004, had an accumulated deficit of $212.1 million. We cannot assure you whether or when we will become profitable. We expect to continue to incur significant operating losses over the next several years as we continue to incur substantial research and development costs. We expect that losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. Our ability to achieve profitability depends upon our ability, alone or with others, to complete the successful development of our product candidates, to obtain required regulatory clearances, and to manufacture and market our future products.

INDEX TO FINANCIALS

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this annual report. The historical results are not necessarily indicative of the operating results to be expected in the future.

Year Ended December 31,	2004	2003	2002	2001	2000
Statement of Operations Data:					
Revenues:					
License fees	$ —	$ —	$ —	$ 1,111,111	$ 3,333,333
Research and development	—	—	—	2,398,429	4,826,370
Total revenues	—	—	—	3,509,540	8,159,703
Operating expenses:					
Research and development	59,235,833	46,660,960	23,746,127	17,824,080	14,672,720
General and administrative	6,607,506	5,930,675	5,139,000	5,691,791	9,151,355
Total operating expenses	65,843,339	52,591,635	28,885,127	23,515,871	23,824,075
Operating loss	(65,843,339)	(52,591,635)	(28,885,127)	(20,006,331)	(15,664,372)
Interest and other income	1,447,001	1,258,216	962,040	2,366,748	1,714,850
Interest expense	(5,192,894)	(1,954,402)	(42,420)	—	—
Net loss	$ (69,589,232)	$ (53,287,821)	$ (27,965,507)	$ (17,639,583)	$ (13,949,522)
Basic and diluted net loss per share	$ (1.88)	$ (1.49)	$ (1.00)	$ (0.68)	$ (1.30)
Shares used in computing basic and diluted net loss per share	37,070,235	35,770,994	27,978,705	26,010,347	10,747,773

The following table contains a summary of our balance sheet data as of December 31:

	2004	2003	2002	2001	2000
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 66,924,015	$131,583,928	$ 34,671,131	$ 58,439,995	$ 53,981,239
Working capital	59,719,811	124,848,687	30,009,013	55,056,263	52,422,951
Total assets	74,462,327	138,836,746	37,952,044	62,255,278	57,598,951
Long-term obligations	100,000,000	100,083,622	572,492	—	84,907
Accumulated deficit	(212,120,547)	(142,531,315)	(89,243,494)	(61,277,987)	(43,638,404)
Total shareholders' (deficit) equity	(35,942,382)	30,377,006	32,493,713	58,294,812	54,271,686

{ Terms }

[illegible] A disease of the arteries where fatty material is deposited in the vessel wall, resulting in narrowing and eventual impairment of blood flow. Severely restricted blood flow in the arteries to the heart muscle leads to symptoms such as chest pain. Atherosclerosis shows no symptoms until a complication occurs.

[illegible] Unstable plaques contain large amounts of lipids covered by a thick coating called a fibrous cap. Inflammatory cells in the plaque may eat away at this fibrous cap, causing the contents of the plaque to spill out into the bloodstream. There they interact with blood elements and clotting factors to cause a blood clot. If the clot is large enough to completely obstruct blood flow through a coronary artery, a heart attack occurs.

[illegible] A chemical process in the body caused by the release of unstable particles known as oxygen free radicals. It is one of the normal processes in the body, but under certain conditions (such as exposure to cigarette smoke or other environment stresses) these free radicals are over-produced. In excess amounts, they can be very dangerous, including damaging cells and even affecting genetic materials. In heart disease, free radicals are released in artery linings and oxidize low-density lipoproteins (LDL). The oxidized LDL is the basis for cholesterol buildup on the artery walls.

[illegible] Injuries to the arteries during oxidation signal the immune system to release white blood cells (macrophages) at the site. These factors initiate the inflammatory response. Macrophages consume foreign debris, in this case, oxidized LDL cholesterol. The process converts LDL cholesterol into foamy cells that attach to the smooth muscle cells of the arteries. The LDL cholesterol becomes mushy and accumulates on artery walls. Over time, the LDL cholesterol becomes dry and forms a hard plaque, which causes further injury to the walls of the arteries.

[illegible] When the degree of narrowing in a diseased coronary artery becomes significant enough to impede blood flow.

[illegible] Small molecule drugs discovered by AtheroGenics scientists, that selectively block oxidant signals from reaching the nucleus, thus inhibiting the excessive accumulation of white blood cells that can lead to plaque buildup without undermining the body's ability to protect itself against infections.

[illegible] The hollow area inside a blood vessel where the blood flows.

{ Product Pipeline }

AGI-1067: Positive CART-2 results were announced in late 2004. Enrollment in the Phase III ARISE study was expanded to 6,000 patients who have atherosclerosis. We expect to complete enrollment by mid-year 2005, with the completion of the study expected by the first quarter 2006. Results should follow shortly after the data has been analyzed.

AGI-1096: AtheroGenics and Fujisawa Pharmaceutical Co., Ltd., are collaborating to conduct early stage clinical and preclinical development studies with AGI-1096 for the oral treatment of organ transplant rejection.

AGIX-4207: Our clinical program evaluating various doses of AGIX-4207 as an oral therapy for treatment of rheumatoid arthritis was discontinued in 2004. We continue an active program aimed at investigating other v-protectants® in rheumatoid arthritis and have identified other compounds with enhanced therapeutic potential within our rheumatoid arthritis preclinical models.

Preclinical: AtheroGenics is conducting preclinical testing of second-generation v-protectant® compounds that target rheumatoid arthritis and other chronic inflammatory diseases, such as bronchial asthma. We are working to select one of these candidates to move into formal preclinical development.



"Intravascular Ultrasound (IVUS) has emerged as the new gold standard for atherosclerosis imaging because it provides cross-section images of both the arterial wall and lumen with excellent resolution, reveals the diffuse nature of atherosclerosis and takes into account vessel wall remodeling. IVUS is now widely used as the primary efficacy assessment measure for many clinical trials of atherosclerosis progression and regression."

JEAN-CLAUDE TARDIF, M.D., FRCPC
Director of the Research Center and
Associate Professor of Medicine at the
Montreal Heart Institute, and Co-Chair,
ARISE Steering Committee

The Role of Intravascular Ultrasound in Understanding Coronary Artery Disease



{ Figure 9 }

IVUS Scan

Intravascular Ultrasound is a test that bounces high frequency sound waves off blood vessels in the body and in the heart. These waves form a picture of the blood vessel and can show if you have any blockages or abnormalities.

Intravascular Ultrasound (IVUS) is gaining widespread acceptance as the preferred imaging technique for evaluating atherosclerosis.

Traditional approaches used to evaluate coronary artery disease, such as angiography, provide a planar perspective of the interior of the blood vessel and do not permit direct assessment of the arterial wall. IVUS delivers high resolution, cross-sectional images of blood vessels and reveals the diffuse nature of atherosclerosis. The latter is important, because there is a very high correlation between atherosclerosis in any one artery and diffuse disease throughout the arterial system. It has been clearly demonstrated that atherosclerotic disease in one set of arteries is very likely to correlate strongly with the presence of atherosclerotic disease in other arteries as well.

Another aspect of atherosclerosis is that plaque increases and spreads over time, causing the vessel walls to change and remodel. Angiography has a limited ability to view the changes that have occurred, often leading to underestimation of the severity of the stenosis. IVUS takes vascular modeling into account by allowing direct visualization of the vessel wall's external elastic membrane, a measurement that is used to represent the total vessel area.

Increasingly, IVUS is being used as the primary efficacy assessment measure in randomized clinical trials that target atherosclerosis. Its precise assessment of plaque burden and vascular remodeling makes it ideal to measure atherosclerosis progression or regression. For these reasons, IVUS was selected to measure the efficacy of AGI-1067 in the CART-1 and CART-2 clinical trials. The Montreal Heart Institute and the Cleveland Clinic Foundation utilized IVUS technology independently to measure the change in patients' plaque volume in the CART-2 clinical trial.

Inflammation: A Key Factor in Atherosclerosis



{ Figure 8a }

Artery without Atherosclerosis
Normal, healthy coronary artery.



{ Figure 8b }

Artery with Atherosclerosis
Diseased coronary artery narrowed by atherosclerosis.

During the past decade, an abundance of research has established that inflammation underlies all phases of atherosclerosis, including creation, growth and rupture of plaques. The role of inflammation has been demonstrated in studies focused on low-density lipoprotein (LDL), or "bad cholesterol." LDL particles transport cholesterol from the liver and intestines to various tissues. When LDL particles are in excess, they begin to collect and accumulate within the part of the arterial wall closest to the bloodstream.

As LDL particles accumulate, they undergo oxidation, which is interpreted by cells in the vessel wall as a danger sign. This signals the body's defense system to produce inflammatory cells. Certain inflammatory cells follow the chemical trail to the accumulated LDL particles and there they multiply and mature, ingesting the modified LDL particles. This activity forms the precursor to the plaque that can later disfigure and injure arteries.

In a misdirected attempt at healing, or restoring artery walls to their original state, this chronic inflammatory process causes damage by remodeling or changing the character of the walls, generating a bigger, more complex plaque. The atherosclerotic plaque initially causes the arteries to expand outward, in order to protect the artery's blood flow. In fact, pathologists have demonstrated that most heart attacks occur not when blood flow is blocked by plaque, but rather after a plaque's fibrous cap breaks open, which leads to the formation of a blood clot over the break. This decreases blood flow and the oxygen supply to the heart muscle.Therapies that only widen arteries frequently fail to prevent heart attacks because of the systemic nature of atherosclerosis. The danger may be lurking where a plaque isn't necessarily causing the artery to narrow, but perhaps has the potential for rupture.

Much promise lies in clinical testing of novel drug therapies focused on blocking the oxidant signals that recruit white blood cells to attack the site of inflammation. AtheroGenics' v-protectant® technology platform aims to suppress chronic inflammation by inhibiting certain cells that are responsible for the excessive accumulation of white blood cells.



"One day, someone might devise a way to halt the chronic, destructive inflammation of atherosclerosis without undermining the body's intrinsic ability to fight off infection. But, I suspect that a more practical strategy would concentrate on defusing the trigger at the root of arterial inflammation. Treatments that attempt this seem to have great potential."

PETER LIBBY, M.D.
Chief of Cardiovascular Medicine, Brigham and Women's Hospital; Mallinckrodt Professor of Medicine at Harvard Medical School; and Member, AtheroGenics Scientific Advisory Board



"ARISE is studying what could potentially be the most innovative adjunctive therapy to reduce the risk of major atherosclerotic events in patients with coronary artery disease. Prior to randomization to either AGI-1067 or placebo, our ARISE investigators are optimizing individual risk factor modifications including lipid lowering, antihypertensive, and antiplatelet therapies. As such, ARISE will be a robust test of the ability of AGI-1067 to produce incremental clinical value on well-treated patients."

MARC A. PFEFFER, M.D., PH.D.
Interim Chairman, Department of Medicine, Brigham and Women's Hospital, Professor of Medicine, Harvard Medical School, and Co-Chair, ARISE Steering Committee

ARISE Phase III Clinical Trial Underway



{ Figure 5 }

ARISE
ARISE is a Phase III clinical trial that will evaluate the benefit of AGI-1067 therapy versus the current Standard of Care in patients who have coronary heart disease.

The encouraging results of AGI-1067 in the CART-1 trial led AtheroGenics to develop a pivotal Phase III study. Referred to as ARISE – Aggressive Reduction in Inflammation Stops Events – the study will evaluate the impact of AGI-1067 on several outcomes, including death due to coronary heart disease, heart attack, stroke, revascularization and hospital admission for unstable angina.

Initiated in 2003, ARISE is a multinational, double-blind, placebo-controlled study designed to assess the benefits of AGI-1067 over current Standard of Care therapies in patients who have coronary heart disease. Eligible patients are randomly selected to be orally dosed with 300 mg of AGI-1067 or a placebo, once a day, in addition to their Standard of Care regimen. Initially, we targeted 4,000 patients for enrollment who would be followed for a minimum of 12 months or until at least 1,160 primary events occurred. We reached the 4,000-patient mark in November 2004. Due to lower than anticipated clinical events, and in an effort to enhance and accelerate the pace of the trial, the Company proposed to increase the sample size to 6,000 patients; eliminate the minimum 12-month follow-up period and to decrease the target number of primary events to 990. This revised target number will continue to yield greater than 95% statistical power to detect a 20% difference in clinical events between the patients taking AGI-1067 and those patients on Standard of Care alone. In February 2005, the U.S. Food and Drug Administration approved our proposed changes to the ARISE trial. At the current endpoint rate, we project the completion of the ARISE trial by the end of the first quarter 2006. ARISE is being conducted in more than 230 cardiac centers in the United States, Canada, the United Kingdom and South Africa.

AtheroGenics has a Special Protocol Assessment in place with the U.S. Food and Drug Administration on the ARISE protocol. If the study is successful, this designation indicates that the clinical program will support a New Drug Application for AGI-1067.

Cart-2 Trial Yields Positive Results



Contents: 72 tablets per
Packaging Lot No/No.
Take two (2)
New Drug - Limited
Investigational Drug
For Clinical Trial Use
Keep Out of Reach of
Store at 15 to 30°C (59°to 86°F)
AtheroGenics, Inc. 8995

(Figure 4)

AGI-1067

AGI-1067 is a novel, first-in-class, orally administered small molecule which has been shown in Phase II studies to achieve statistically significant plaque regression in coronary arteries versus baseline.

At AtheroGenics, we are very encouraged by the clinical trial performance of the drug that is farthest along in our development pipeline – AGI-1067. AGI-1067 is a first-in-class oral anti-inflammatory compound designed to treat atherosclerosis, or coronary artery disease. In a data analysis of its first Phase II clinical trial (CART-1), AGI-1067 demonstrated a therapeutic effect that we believe is consistent with reversing the progression of atherosclerosis.

AGI-1067 has recently been studied in a 465-patient Phase IIb clinical trial (CART-2) designed to examine the effect of 12 months of AGI-1067 therapy on atherosclerosis, as measured by Intravascular Ultrasound (IVUS). Patients enrolled in the study received their current Standard of Care medicines such as cholesterol-lowering therapies, high blood pressure medication and anti-clotting agents. The primary endpoint of the study was a change in coronary atherosclerosis, as measured by plaque volume after a one-year period compared to baseline values. In 2004, final data from CART-2 were independently analyzed by two leading cardiac IVUS laboratories. Combined results of the final analysis from the two laboratories, based on an evaluation of IVUS scans from approximately 230 patients, indicated AGI-1067 reduced plaque volume by an average of 2.3% from baseline, which was statistically significant. Results from the patient group receiving both placebo and Standard of Care indicated a plaque volume that was not statistically different from baseline. An important secondary endpoint from CART-2 – change in plaque volume in the most severely diseased subsegment – showed statistically significant regression from baseline by an average of 4.8%. The results also demonstrated a significant reduction in myeloperoxidase, an inflammatory biomarker that correlates with future cardiovascular events. In terms of side effects, AGI-1067 was well tolerated and adverse events were comparable to the placebo.



"We believe the results of the CART-2 study are encouraging and provide evidence that, in contrast to current therapies, AGI-1067 has the ability to regress plaque in coronary arteries when dosed over a 12-month period. The regression signal in the AGI-1067 group and the compound's ability to reduce myeloperoxidase have increased our chances of seeing positive results in the Phase III trial. We believe AGI-1067 is showing its potential to be a leader in the next generation of oral cardiovascular therapies."

ROB SCOTT, M.D.
Senior Vice President of Clinical Development and Regulatory Affairs, and Chief Medical Officer, AtheroGenics

{ Heart Disease }

- Heart disease is the number one killer of men and women in the United States.*
- Nearly 13 million Americans suffer from Coronary Heart Disease (CHD).*
- An estimated 7.6 million people have had a heart attack, and each year, some 540,000 new or recurrent attacks occur.*
- More than a half million Americans die each year from CHD.*
- Every 33 seconds, an American dies of either heart disease or stroke.*
- By 2020, nearly half of all deaths in developed countries and one-third of all deaths in developing countries will be due to cardiovascular disease. Today's therapies have failed to keep pace with the expanding at-risk population.**

AHA Heart Disease and Stroke Statistics – 2005 Update; Pharmaceutical Research and Manufacturers of America 2003 Survey – New Medicines in Development for Heart Disease and Stroke

***Antoine Guedes. M.D., and Jean-Claude Tardif, M.D., FRCPC, "Intravascular Ultrasound Assessment of Atherosclerosis," Current Atherosclerosis Reports 2004, 6:219-224, Current Science Inc.*

{ Figure 2 }

HEART DISEASE STATISTICS

Percentage breakdown of deaths from cardiovascular diseases:



53% CORONARY HEART DISEASE
13% OTHER
0.4% RHEUMATIC FEVER/ RHEUMATIC HEART DISEASE
0.4% CONGENITAL CARDIOVASCULAR DEFECTS
4% DISEASES OF THE ARTERIES
5% HIGH BLOOD PRESSURE
6% CONGESTIVE HEART FAILURE
18% STROKE

Source: CDC/NCHS
United States: 2002 Preliminary

DEMONSTRATED CONFIDENCE

In January 2005, we completed the sale of $200 million in 1.5% Convertible Notes, due in 2012. We view the success of this upsized deal as a vote of confidence in the Company, its people and its products. Proceeds of the offering will be used to support ongoing costs of the ARISE trial and other important operational activities.

Early in 2004, Fujisawa Pharmaceutical Co., Ltd. also expressed confidence in AtheroGenics. One of the world's leaders in transplantation therapies joined with AtheroGenics in a research and development collaboration for AGI-1096, an oral treatment to prevent chronic transplant rejection. Fujisawa is funding development costs for the term of our agreement and has an option to negotiate for late-stage development and commercial rights to the compound. We are pleased to have such an ideal partner in the development of this drug therapy and we look forward to reporting our results from this collaboration by mid-2005.

OTHER PROGRAMS

As with most pharmaceutical companies, AtheroGenics experienced disappointment with one of its compounds last year. AGIX-4207, which was under study to address inflammation associated with rheumatoid arthritis, did not show a significant benefit over placebo in its Phase II clinical trial. We, therefore, made the decision to discontinue development of AGIX-4207 in this therapeutic area. We are confident, however, that our v-protectant® technology offers promise in treating rheumatoid arthritis. Our development experience with AGIX-4207 has created an opening to further explore our second-generation v-protectants® in arthritis and other chronic inflammatory diseases.

VALUABLE ADDITIONS

AtheroGenics continues to build upon its strong management team and Scientific Advisory Board. W. Charles Montgomery, Ph.D., joined the Company as Vice President of Business Development. His business development expertise and past experience with large pharmaceutical companies brings a high degree of sophistication to our deliberations with potential partners for AGI-1067 and other compounds under development.

Another important addition was Robert P. Ryan, Ph.D., as Vice President of Regulatory Affairs. He brings a wealth of cardiovascular drug development and regulatory experience that is vital as we prepare to file a new drug application with the FDA for AGI-1067.

We are extremely pleased that Peter Libby, M.D., joined our Scientific Advisory Board. Dr. Libby is the Mallinckrodt Professor of Medicine at Harvard Medical School and Chief of the Cardiovascular Division of the Department of Medicine at Brigham and Women's Hospital, and a world-renowned pioneer in atherosclerosis research. His involvement represents an asset to AtheroGenics and his expertise will be an invaluable resource as we advance AGI-1067 through the ARISE study.

OUTLOOK

Looking ahead, AtheroGenics is concentrating its resources on AGI-1067 and the enhancement of our product pipeline. We are actively cultivating the second generation of v-protectants® for our pipeline and hope to move a compound into the clinic as soon as possible. We also continue our efforts to identify candidates from our MEK kinase technology platform. Additionally, we are exploring in-licensing opportunities to enhance our portfolio of clinical candidates.

We could not discuss our forward progress without mentioning our top priority of establishing a global pharmaceutical partnership for AGI-1067. Our focus in this active and ongoing process is steadfast on negotiating the right deal to maximize the drug's commercial market potential and optimize shareholder value.

This is an exciting time for AtheroGenics. We have before us now the charge of advancing a particularly promising drug candidate through its pivotal Phase III clinical trial, the success of which is important for the long-term success of AtheroGenics and to the promise of addressing the unmet cardiovascular therapy needs of so many. All of us at AtheroGenics are prepared to meet these challenges.

On behalf of AtheroGenics' Board of Directors, management team and our dedicated group of talented employees, I wish to express my sincere thanks and appreciation to our shareholders for their continued support.



RUSSELL M. MEDFORD, M.D., PH.D.
President & Chief Executive Officer

TO OUR SHAREHOLDERS: *2004 marked another year of significant progress for AtheroGenics. We made important strides in the clinical development of our lead compound, AGI-1067, highlighted by the encouraging results from our CART-2 Phase IIb atherosclerosis study. In November 2004, we achieved a milestone when we passed the 4,000 patient enrollment mark in our ARISE Phase III clinical trial. As 2005 unfolded, we received a major vote of confidence from investors in the form of a highly successful financing that will assist us in moving forward with AGI-1067, as well as broadening our product portfolio of chronic inflammatory drugs. While we experienced some disappointments, the overall trajectory is remarkably positive. As you review this 2004 Report, I hope you will come to share my view that the events over the past year have helped position AtheroGenics as a highly visible pharmaceutical company with tremendous potential.*

{ FIGURE 1 }



RUSSELL M. MEDFORD, M.D., PH.D.
President & Chief Executive Officer

CLINICAL ADVANCEMENTS

Perhaps our most significant accomplishment of 2004 was the performance of AGI-1067 in the CART-2 Phase IIb study. Over a one-year period, AGI-1067 therapy caused a reduction of greater than 2% in plaque volume in patients' coronary arteries. These results suggest, for the first time, an oral drug may indeed have the ability to induce regression of coronary atherosclerosis. Although not definitive, these results are encouraging when put into perspective. A Phase II clinical study is designed to answer developmental questions in preparation for a Phase III registration trial. We are quite satisfied with the learning from our CART-2 trial and believe that its positive signals further validate our decision to initiate the Phase III ARISE trial.

Our ARISE registration trial, approved under Special Protocol Assessment by the U.S. Food and Drug Administration (FDA), is evaluating AGI-1067 versus Standard of Care, to assess its effectiveness in reducing major cardiac events, such as cardiovascular death, heart attack, stroke, coronary revascularization and unstable angina among patients with coronary artery disease. Late in 2004, after noting a lower than anticipated accumulation of clinical events, we petitioned the FDA to adjust certain protocol criteria in order to mitigate any delay in the study's completion. Accordingly, and with FDA approval, we have begun recruiting an additional 2,000 patients, raising the total patient population to 6,000. This change should result in ARISE achieving full patient enrollment by mid-2005. We have also reduced the target number of clinical events from 1,160 to 990. At the current event rate, the trial should be completed by the end of the first quarter of 2006. Our plan is to file a New Drug Application with the FDA as soon as possible thereafter.

{ Table of Contents }

AtheroGenics is a pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as atherosclerosis, rheumatoid arthritis and asthma. AtheroGenics has cultivated a drug discovery and development capability directed toward rapidly creating and transporting small molecule therapeutics into the clinical testing arena to ultimately establish the safety and efficacy of novel compounds that address serious, unmet medical needs.


3
7
8
5
1
2
6
9
14
12
13
4
10
11



AtheroGenics, Inc.℠

ANNUAL REPORT 2004